U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as AllianzGI Income & Growth Opportunities Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

AllianzGI Diversified Income & Convertible Fund

Address of Principal Business Office:

c/o Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

Telephone Number: (212) 739-3222

Name and address of agent for service of process:

Thomas J. Fuccillo Esq.

c/o Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

    Yes  ☒    No  ☐

NOTICE

A copy of the Declaration of Trust of AllianzGI Diversified Income & Convertible Fund, as amended, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 14th day of April, 2015.

ALLIANZGI DIVERSIFIED INCOME & CONVERTIBLE FUND

By:	/s/ JULIAN SLUYTERS
Name:	Julian Sluyters
Title:	President and Chief Executive Officer

Attest:	/s/ LAWRENCE G. ALTADONNA
Name: Lawrence G. Altadonna
Title: Treasurer and Principal Financial and Accounting Officer